SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

[redacted]

07027206

October 12, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

Earnings Release Q3 2007

Samsung Electronics

October 2007

Disclaimer

This document is provided for the convenience of investors only, before our external audit on Q3 2007 financial results of our headquarters is completed.
The audit outcomes may cause some parts of this document to change.

This document contains "forward-looking statements" - that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," or "will." Forward-looking statements by their nature address matters that are, to different degrees, uncertain.

For us, particular uncertainties which could adversely or positively affect our future results include:
the behavior of financial markets including fluctuations in exchange rates, interest rates and commodity prices; strategic actions including dispositions and acquisitions;
unanticipated dramatic developments in our major businesses including semiconductor, LCD, telecommunication, digital media and digital appliances;
and numerous other matters at the national and international levels which could affect our future results

These uncertainties may cause our actual results to be materially different from those expressed in this document.

Sales and Profits

(Units : Trillion KRW)

	3Q '07	Q-on-Q	2Q '07	3Q '06	Y-on-Y
Sales	**16.68**	*14%*	**14.63**	**15.22**	*10%*
Gross Profit	**4.68**	*40%*	**3.34**	**4.22**	*11%*
(Margin)	*(28%)*		*(23%)*	*(28%)*	
SG&A	2.62	8%	2.43	2.37	10%
Operating Profit	**2.07**	*127%*	**0.91**	**1.85**	*12%*
(Margin)	*(12%)*		*(6%)*	*(12%)*	
Non-operating Income	0.56	-21%	0.71	0.68	- 17%
Pretax Income	**2.63**	*62%*	**1.62**	**2.53**	*4%*
(Margin)	*(16%)*		*(11%)*	*(17%)*	
Income tax	0.44	123%	0.20	0.36	23%
Net Income	**2.19**	*54%*	**1.42**	**2.17**	*1%*
(Margin)	*(13%)*		*(10%)*	*(14%)*	



Sales
20
15
10
5
Domestic
8%
Export
82%
10%
80%
8%
82%
3Q '07
2Q '07
3Q '06



Profits
2
1
2.07
2.19
0.91
1.42
1.85
2.17
3Q '07
2Q '07
3Q '06
Operating Profit
Net Income

Divisional Performance - Sales

3Q'07



6%
9%
30%
30%
24%

2Q '07



7%
10%
29%
23%

(Units : Trillion KRW)

	3Q '07	Q-on-Q	2Q '07	3Q '06	Y-on-Y
Semiconductor	**5.01**	*18%*	**4.26**	**4.91**	*2%*
Memory	3.58	*16%*	3.08	3.64	*- 2%*
System LSI	0.74	*14%*	0.65	0.59	*25%*
LCD	**4.02**	*20%*	**3.34**	**3.00**	*34%*
Telecom	**5.08**	*13%*	**4.50**	**4.71**	*8%*
Handsets	4.80	*13%*	4.23	4.45	*8%*
Digital Media	**1.48**	*2%*	**1.45**	**1.64**	*- 9%*
Appliances	**0.93**	*-2%*	**0.95**	**0.83**	*12%*
Total	**16.68**	*14%*	**14.63**	**15.22**	*10%*

Semiconductor LCD Telecom Digital Media Appliances Others

Divisional Performance – Operating Profit

(Units : Trillion KRW)

	3Q '07	Q-on-Q	2Q '07	3Q '06	Y-on-Y
Semiconductor	**0.92**	*181%*	**0.33**	**1.27**	*- 28%*
(Margin)	*(18%)*		*(8%)*	*(26%)*	
LCD	**0.67**	*131%*	**0.29**	**0.16**	*317%*
(Margin)	*(17%)*		*(9%)*	*(5%)*	
Telecom	**0.59**	*67%*	**0.35**	**0.52**	*13%*
(Margin)	*(12%)*		*(8%)*	*(11%)*	
Digital Media	**- 0.12**		**- 0.06**	**- 0.10**	
(Margin)	*(- 8%)*		*(- 4%)*	*(- 6%)*	
Appliances	**- 0.006**		**-**	**- 0.01**	
(Margin)	*(-0.6%)*		*(0.1%)*	*(- 2%)*	
Total	**2.07**	*127%*	**0.91**	**1.85**	*12%*
(Margin)	*(12%)*		*(6%)*	*(12%)*	

【Consolidated basis OP※】	3Q '07	2Q '07	3Q '06
Semiconductor	0.86	0.34	1.38
L C D	0.72	0.31	0.20
Telecom	0.88	0.47	0.53
Digital Media	0.24	0.23	0.18
Appliances	0.04	0.07	-0.02

※ The consolidated OP is provided to enhance the understanding of the investors.

Financial Position

(Units : Trillion KRW)



Assets
70
50
30
10
57.8
59.3
61.9
6.4
4.1
5.5
Cash*
A/R &
Inventories
28.8
29.8
29.7
PP & E
17.5
20.2
Other Assets
FY '06
Q2 '07
Q3 '07



Liabilities & Equity
70
50
30
10
0.1
0.1
0.1
Debt
12.5
12.4
12.5
Other
Liabilities
Shareholders'
Equity
FY '06
Q2 '07
Q3 '07

Key Ratios

	FY '06	Q2 '07	Q3 '07
Debt / Equity	0.2%	0.2%	0.2%
Net Debt / Equity	- 13.9%	- 8.6%	-10.9%
Return on Equity	18.7%	12.5%	18.2%
Return on Asset	14.6%	9.8%	14.5%

* Cash = Cash + Cash equivalents + Short-term financial instruments + Marketable securities

Cash Flow


3Q '07
Finance
Operation
3.13
1.36
Cash Inflow
Cash Outflow

(Units : Trillion KRW)

	3Q '07	2Q '07
Cash* (Beginning of period)	**4.11**	**2.91**
Cash flow from Operation	**3.13**	**3.14**
Net profit	*2.19*	*1.42*
Depreciation	*1.81*	*1.73*
Income (Loss) from equity method	*-0.53*	*-0.56*
Increase (Decrease) in working capital, etc.	*-0.34*	*0.55*
Cash flow from Investment	**-1.72**	**-1.98**
CAPEX	*-1.70*	*- 2.03*
Cash flow from Finance	**-0.04**	**0.03**
Dividend	*-0.07*	-
Decrease of short-term borrowings	-	-
Repurchase of shares	-	-
Proceeds from sales of shares under stock option plan	*0.03*	*0.03*
Net increase in cash	**1.36**	**1.20**
Cash* (End of period)	**5.47**	**4.11**

* Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

Semiconductor

Q3 Results Analysis

'07 PC Shipment

(Unit : million)

	Q1'07	Q2	Q3	Q4	Total
PC Shipment	59	59	65	75	257
Growth Rate	-9%	-1%	10%	15%	12%

'07 PC GB/system

(Unit : GB)

	Q1'07	Q2	Q3	Q4	Total
GB/sys	1.1	1.4	1.5	1.6	1.4
Growth Rate	15%	27%	9%	7%	68%

SEC SLC Premium Trend



60%
30%
0%
Q1
Q2
Q3
Q4

(Source : SEC Oct, 2007)

Memory

- **DRAM: Solid growth in PC market driven by seasonality, but weak pricing resulting from slow down in the spot market**
  - Strong PC GB/system growth due to price elasticity
    - · 1.4GB/Q2 → 1.5GB/Q3 (9%↑, QoQ)
  - Reduction in Channel inventory with more low-grade products in the spot market
  - Bit Growth: 9%↑, QoQ
    - · Increase in the portion of profitable NAND
    - · Increase in the portion of premium products such as Mobile DRAM
  - Improved profit due to specialty and legacy products
- **NAND: High profit from strong demand driven by launch of new models**
  - Introduction of new NAND-rich applications
    - · Increasing demand for 8Gb+: music phones, MP3Ps, PMPs with 4GB +
  - Price strengthened by seasonal demand & competitors' migration difficulties
  - Bit Growth: 3%↑, QoQ
    - · Increase in the portion of SLC due to price premium
  - Improved profitability because of increase in the portion of 50nm and premium products

System LSI

- **Strong sales and greater profit for mobile solution products**
  - Continued high growth of APs for smart phones and navigations

TFT-LCD

Q3 Results Analysis

Large Panel Shipment



(Unit : Million)
12%
19.3
21.6
7.1
8.8
8.2
8.8
TVs
Note PC
Monitor
Q2 '07
Q3 '07

Area Breakdown



32%
17%
31%
18%
TVs
Note PC
Monitor
Q2 '07
Q3 '07

Large Panels

- **Increase of Shipment in both IT and TV panels due to strong seasonal demand (Shipment: 12%↑ QoQ)**
  - Monitors (6%↑): Significant volume increase of 20+" large size monitors → 20+" : 1.7 million units (41%↑ QoQ)
  - Note PCs (24%↑): Shipment increase in all sizes, especially in 14.1" ~ 15.4" panels
  - TVs (3%↑): Sharp increase in 46+" panel volume with the ramp-up of 8G → 46+": 70%↑ QoQ (46": 50%↑, 52+": 166%↑)
- **Continued increase of IT panel price and stabilization in TV panel price resulting from tight supply**
  - Monitors (19"W) : Q2 $120 → Q3 $135 (13%↑)
  - Note PCs (15.4"W) : Q2 $100 → Q3 $113 (13%↑)
  - TVs (40") : Q2 $600 → Q3 $565 (6%↓)
- **Substantial profit improvement QoQ thanks to the strong performance of both IT and TV panels**
  - Consolidated OP: Q2 0.31 trillion Won → Q3 0.72 trillion Won (132%↑)

Small/ Mid Panels

- **Increase in panel shipment**
  - Q2 24.4mn → Q3 31.1mn (27%↑ QoQ)

※ In 5+" panels, even the panel prices increased

Telecommunication

Operating Profit


(Unit : Trillion Won)
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
87%
67%
0.35
0.47
0.59
0.88
Parent
Consolidated
Q2 '07
Q3 '07

Shipment by Region


(Unit: million)
45
40
35
30
25
20
15
10
5
0
37.4
42.6
34%
28%
32%
16%
27%
30%
7%
6%
Asia etc
Europe
Americas
Korea
Q2 '07
Q3 '07

Q3 Results Analysis

Handsets

- **Handset shipment of 42.6 mn units (14% ↑ QoQ, 47% ↑ YoY)**
  - Quarterly shipment exceeding 40 mn units for first time due to strong sales of mid/high-end strategic products including 3G handsets
    - Q3 sales: Ultra Edition (5.7 mn units), 3G (5.5 mn units)
  - Substantial shipment increase QoQ in Europe and America
  - Increased domestic 3G market share
- **ASP: '07.Q2 $148 → '07.Q3 $151 (2.0% ↑ QoQ)**
  - Strong sales of mid/high-end products (Ultra Edition II, 3G etc.)
- **Significant increase in operating profit due to an improvement in product mix and reduction in costs**

Network

- **Slight increase in sales due to strong domestic WCDMA and Japanese CDMA business**

Digital Media & Digital Appliances

TV Market Share



22%
18%
14%
10%
PDP-TV
LCD-TV
Total TV
#3
#2
#1
#1
#1
#1
#1
DisplaySearch ('07.9)
1Q'07
2Q'07
3Q'07(E)

OP (parent vs consolidated)



(Trillion KRW)
DA
DM
0.07
0.04
KRW 0.7bn
Consolidated
Parent
Consolidated
Parent
2Q'07
3Q'07

Q3 Results Analysis

Digital Media

※ *Including overseas sales*

- **Market share gain in flat panel TV in Q3**
  ☞ **Shipment: 25%↑ QoQ (Mkt 12%↑), 119%↑ YoY (Mkt 56%↑)**
  - Market leadership maintained in US & EU (#1 market share in FPTV)
    · Strong sales of new models including "Bordeaux Plus" launched in 1H
    · New 40+" full HD product launch in 3Q including 58" FHD PDP-TV and 120Hz LCD-TVs with LED backlight unit
- **Strong sales in Monitor: #1 monitor M/S for 4 consecutive quarters since Q3 '06**
  - Strong shipment of 20"+ monitors and shipment growth in emerging markets
- **Continued M/S gain in color laser printer geared by strong sales of the world's smallest color printer in Q3**
  - Color printer M/S: 14.1% in Q1'07 (#2) → 18.5% in Q2'07(#2)

☞ **Maintained strong profit momentum in spite of the fierce price competition**

- 2Q: KRW 0.23 Trillion → 3Q: KRW 0.24 Trillion

Digital Appliances

- **Consolidated operating profit remained positive despite a slight decrease in revenue(2% ↓ QoQ) due to weak seasonal demand**
  - QoQ shipment growth - Refrigerator: 10%↑ , Washing machine: 18%↑

Business Outlook

Semiconductor

Business Outlook

Specialty DRAM Market

(Unit : million)


2,000
1,500
1,000
500
Graphic
Mobile
'06
'07
'08
'09

(Source: iSuppli, Sep 2007)

NAND Market by Application

(Unit: billion dollar)


25
20
15
10
5
Other
PC
PMP
MP3P
USB
Phone
DSC
'06
'07
'08
'09

(Source : SEC, Oct 2007)

Memory

- **DRAM: Expect year-end demand to grow**
  - Highest PC shipment growth (15%↑, QoQ) to drive DDR2 demand
    - · Greater 2GB adoption by price elasticity (Q4: 1.6GB/sys)
  - Stronger demand for specialty DRAM : handsets, MP3Ps, game consoles etc.
  - Expect the spot price to be stabilized due to a strong year-end demand

☞ **Significant cost reduction by accelerating mass production of 68nm/80nm $6F^2$ (60%/Q3 → 70%/Q4), and improving productivity**

- **NAND: Continued growth in demand fueled by new models for the holiday season**
  - Increased demand from high density music phones, micro card for handsets
  - Increase in the density of the current application: MP3Ps, DSCs etc
  - Strong SLC demand : handsets, SSDs, high speed cards etc

☞ **Penetration into new high-density applications : 8G SLC, 16G MLC**
Future growth geared by specialty products : moviNAND, SSD
Strengthening cost advantage with increased portion in 51nm (15%/Q3 → 30%/Q4)

System LSI

- **DDI: Sales increase of multi-channel products for large panels & high-resolution products for mid- small sized panels**
- **CIS: Continued sales growth through high mega-pixel products sales**

TFT-LCD

Panel Demand Outlook

(Unit : Million, Million ㎡)

	Q3	Q4 (F)	QoQ
Monitor	46.2	43.9	-5%
Notebook	29.9	28.0	-6%
TV	22.1	25.6	16%
Total	102.4	101.9	-0.5%
Area	14.6	15.8	8%

Large Panel Shipment



(Unit : Million)
2%
21.6
22.0
24
21
18
15
12
9
6
3
0
'07 Q3
'07 Q4
TVs
Note PC
Monitor

Business Outlook

Market

- **With the growth of the TV market, steady demand expected in Q4 (Unit: 101.9mn, 0.5% ↓ QoQ / Area: 15.8mn ㎡, 8% ↑ QoQ)**
  - IT panel: Panel pricing expected to remain strong due to the tight panel supply with strong seasonal demand
  - TV panel: Expect sharp increase in demand related to the holiday season, especially in 46+" segment (with the fastest growth in demand)
    ☞ 46+": 40% ↑ QoQ (F)

Samsung

- **Expect to expand M/S by maintaining growth momentum**
  - Q4 Large panel shipment forecast: 22.0mn (2% ↑ QoQ)
- **Note PC panels: Focus on sales of mainstream panels while increasing portion of Slim & Light products**

  Monitor panels: Target to increase sales of high value-added (e.g. 24" W) panels
- **TV panels: Focus on meeting increased demand of TV set makers in preparation for the holiday season, and continuously gaining M/S in large TV panels**

  ☞ Target to increase portion of 46+" panel sales up to 25% ↑ of total LCD TV sales

  ※ 8 G Capa: 50K/month expected by end of '07

Telecommunication

Handset Market Trend



Total Demand
3G Demand
Megapixel Cameraphone
(Unit : million)
1200
1000
800
600
400
200
0
805
989
1130
45
92
70
12%
24%
35%
104%
84%
'05
'06
'07(E)

Multimedia / Premium Phone



Music (B&O)
5M Camera
Touchscreen
Armani

Business Outlook

Market

- **Global handset market to increase sequentially by the effect of seasonality and sales growth of strategic models**
  - Overseas: Market is expected to grow due to strong Christmas sales in Europe & North America
  - Domestic: High competition among operators to expand 3G market
- **High-end market competition to intensify due to new product launches and more marketing activities in Q4**
  - Intense competition in high-function multimedia phone, 3~5 megapixel camera phones, and 3G segment to drive strong sales

Samsung

- **Cumulative handset shipment up to Q3 (115mn units) exceeded last year's total shipment and QoQ increase is expected**
  - Strong sales of existing strategic products: Ultra Edition II, E250, etc.
  - Enhancing high-end line-up : 5M camera phone, Touch-screen phone
- **Strong 3G (WCDMA) handset sales to continue in Q4**
  - Reinforcing 3G line-up with new models (including HSDPA models)
- **Supply Mobile WiMAX base stations for '08 Sprint commercial service**

Digital Media

Business Outlook

【 LCD-TV Market Forecast 】


(Unit : Million)
40"↑
40"↓
15
2.8
16
3.2
18
4.0
39%↑
25
6.3
1Q'07
2Q'07
3Q'07
4Q'07
(D/Search '07.9)

【 Laser Printer Market 】


(Unit : Million)
Color
B & W
CAGR 7.4%↑
33
5
28
37
6
31
40
7
33
42
8
35
44
9
36
16%↑
6%↑
2006
2007
2008
2009
2010

Market

- **FPTV market prospect for 4Q '07: 28M units (38%↑QoQ)**
  ☞ **LCD-TV: 24.8M units (39%↑QoQ), PDP-TV: 3.7M (30%↑QoQ)**
  - Robust demand is expected during Thanksgiving and Christmas season
  - Exceptional growth of the 40+" segment in LCD TV market is expected (4.0M in 3Q → 6.3M in 4Q, 58%↑)
- **Growth of color laser markets ('07: 6M units, 23% YoY)**
  - Market growth driven by mass-market color laser printers and multifunction printers (below 1,000$)

Samsung

- **Maintaining market leadership with FPTV shipment growth in 4Q**
  - Revised the annual sales target for LCD TV to 12mn units (about twice of '06 shipment, 6.2m units)
  - Continuing M/S gain with shipment increase of 40+" and FHD segments and distribution channel expansion.
    · Increasing share of 40"+ LCD-TV and 50"+ PDP-TV shipment
- **M/S gain expected in color printers and multifunction printers for corporate market**
  - Expansion of color printer line-up for corporate usage (3 in 1H → 8 in 2H)
  - Reinforcement of sales infrastructure (organizations and services) for corporate business in EU & US
- **Sales growth expected in all IT and CE products in 4Q'07**

Capital Expenditures

(Units : Trillion, KRW)

	'07 Plan	'07 Revised	3Q Accumulated	(%)	'06 Actual
Semiconductor	**5.44**	**6.84**	**4.99**	*(73%)*	**6.64**
Memory	4.82	6.19※	4.48	*(72%)*	5.82
System LSI	0.54	0.57	0.46	*(81%)*	0.75
LCD	**1.41**	**1.37**	**0.82**	*(60%)*	**2.53**
Telecommunication	**0.56**	**0.23**	**0.15**	*(65%)*	**0.22**
Digital Media & Others	**0.69**	**0.73**	**0.39**	*(53%)*	**0.62**
Total	**8.10**	**9.17**	**6.36**	*(69%)*	**10.01**

※ Capital Expenditures in Memory including overseas investments : KRW 7.2 trillion

Q & A

Proforma Balance Sheet (Parent Basis)

(Unit : 100 Million, KRW)

	3Q '07 (A)	2Q '07 (B)	Q-on-Q (A - B)
Current Assets	147,348	126,143	21,205
- Cash & Cash Equivalents	46,050	33,479	12,572
- Marketable Securities	8,671	7,611	1,060
- A/R	23,151	20,216	2,935
- Inventories	33,770	31,745	2,025
Fixed Assets	471,576	466,359	5,217
- Investments	157,439	151,262	6,177
- PP&E	296,643	298,021	-1,378
- Intangible Assets	5,562	5,432	130
- Other Non Current Assets	11,932	11,644	288
Total Assets	618,924	592,503	26,421
Liabilities	125,728	124,373	1,355
- Debts	865	871	-6
- Trade accounts and N/P	23,714	21,588	2,126
- Other accounts and N/P	22,321	24,931	-2,610
- Accrued expenses	33,817	30,226	3,591
- Income tax payable	8,277	10,474	-2,197
Shareholders' Equity	493,196	468,130	25,066
- Capital Stock	8,975	8,975	0
- Capital Surplus	63,641	63,645	-4
- Capital Adjustments	-87,095	-87,384	289
- Accumumulated Other Comprehensive Income	20,169	16,570	3,599
- Retained Earnings	487,506	466,324	21,182
Total Liabilities & Shareholders' Equity	618,924	592,503	26,421

Proforma Income Statement (Parent Basis)

(Unit : 100 Million, KRW)

	3Q '07 (A)	%	2Q '07 (B)	%	3Q '06 (C)	%	Q-on-Q (A - B)	Y-on-Y (A - C)
Sales	166,806	100%	146,329	100%	152,165	100%	20,477	14,641
- Domestic	30,505	18.3%	29,947	20.5%	27,567	18.1%	558	2,938
- Export	136,301	81.7%	116,382	79.5%	124,597	81.9%	19,919	11,704
Cost of Sales	119,996	71.9%	112,897	77.2%	109,959	72.3%	7,099	10,037
Gross Profit	46,809	28.1%	33,432	22.8%	42,206	27.7%	13,377	4,603
SG & A	26,150	15.7%	24,325	16.6%	23,711	15.6%	1,825	2,439
- Wages & Fee	3,791	2.3%	3,760	2.6%	3,462	2.3%	31	329
- Marketing expenses	6,646	4.0%	6,315	4.3%	4,525	3.0%	331	2,121
- R&D / Royalty expenses	10,157	6.1%	9,195	6.3%	10,392	6.8%	962	-235
Operating Profit	20,660	12.4%	9,107	6.2%	18,495	12.2%	11,553	2,165
Non OP Income & Expenses	5,614	3.4%	7,076	4.8%	6,768	4.4%	-1,462	-1,154
- F/X Gain (or Loss)	-277	-0.2%	-338	-0.2%	107	0.1%	61	-384
- Gain (or Loss) on Foreign Currency translation	-120	-0.1%	711	0.5%	167	0.1%	-831	-287
- Gain (or Loss) on Equity Investment	5,324	3.2%	5,556	3.8%	5,207	3.4%	-232	117
Ordinary Profit	26,274	15.8%	16,183	11.1%	25,263	16.6%	10,091	1,011
Net income before income tax	26,274	15.8%	16,183	11.1%	25,263	16.6%	10,091	1,011
- Income tax expenses	4,361	2.6%	1,958	1.3%	3,559	2.3%	2,403	802
Net Income	21,912	13.1%	14,225	9.7%	21,704	14.3%	7,687	208

SAMSUNG
ELECTRONICS

Insurance Policy Purchase

On October 12, 2007, the Board of Directors of Samsung Electronics authorized the purchase of an insurance policy.

▫ **Details**

1. Insurer: Samsung Life Insurance

2. Insurance Policy Purchase Date: December 31, 2007

3. Type of Insurance Policy: Severance insurance policy

4. Terms and Conditions of Insurance
   - Insurance Premium: KRW 338.4 billion
     (Taking into account KRW 49.2 billion of interest accruals, the actual premium to be paid is KRW 289.2 billion)
   - Insurance Claim: Samsung Life will pay 64% of severance pay when a Samsung Electronics employee leaves the company.
   - Insurance Period: From policy purchase date to severance payment date
   - Premium Payment Mode: Payment in full
   - Interest Rate: 4.3% (floating rate)

5. The purchase of insurance policy aims to manage severance pay in a stable manner and improve profitability of the asset.

Donation

On October 12, 2007, the BOD of Samsung Electronics authorized a KRW 25 billion donation to the Sungkyunkwan University, a related party to the Company.

※ Note that pursuant to the Fair Trade Act, a donator shall disclose the transaction in the case that the donation is worth more than KRW 10 billion and the party receiving the donation is the donator's financial affiliate.

SAMSUNG ELECTRONICS

October 12, 2007

Transactions in Goods and Services with the Company's Affiliates

On October 12, 2007, the BOD of Samsung Electronics authorized transactions in goods and services worth KRW 73 billion and KRW 37 billion with Samsung Everland and Seoul Commtech, respectively, for 4Q 2007. The BOD also authorized transactions in goods and services worth KRW 360 billion and KRW 180 billion with Samsung Everland and Seoul Commtech, respectively, for 2008.

▫ **Details**

- Parties to the transactions: Samsung Everland & Seoul Commtech

- Goods and services:

· Samsung Everland – Facility management & building maintenance services
· Seoul Commtech – Network building & maintenance services for related facilities

- Transaction amount:

For the period of 4Q 2007

· Samsung Everland – Total KRW 73 billion
(sales of KRW 1 billion & purchase of KRW 72 billion)
· Seoul Commtech – Total KRW 37 billion
(sales of KRW 2 billion & purchase of KRW 35 billion)

For the period of 1Q 2008

- Samsung Everland – Total KRW 90 billion
  (sales of KRW 2 billion & purchase of KRW 88 billion)
- Seoul Commtech – Total KRW 45 billion
  (sales of KRW 3 billion & purchase of KRW 42 billion)

For the period of 2Q 2008

- Samsung Everland – Total KRW 90 billion
  (sales of KRW 2 billion & purchase of KRW 88 billion)
- Seoul Commtech – Total KRW 45 billion
  (sales of KRW 3 billion & purchase of KRW 42 billion)

For the period of 3Q 2008

- Samsung Everland – Total KRW 90 billion
  (sales of KRW 2 billion & purchase of KRW 88 billion)
- Seoul Commtech – Total KRW 45 billion
  (sales of KRW 3 billion & purchase of KRW 42 billion)

For the period of 4Q 2008

- Samsung Everland – Total KRW 90 billion
  (sales of KRW 2 billion & purchase of KRW 88 billion)
- Seoul Commtech – Total KRW 45 billion
  (sales of KRW 3 billion & purchase of KRW 42 billion)

※ Note that pursuant to the Fair Trade Act, a purchaser of goods and services shall disclose the transaction in the case that the transaction is worth more than KRW 10 billion and the provider of goods and services involved is the purchaser's financial affiliate.

END